Exhibit 99.8

Independent Research Firm Finds 80 Percent of Business Leaders Consider
 Robotic Process Automation Important to Improving Customer Service
Excellence

Robotic Process Automation exceeded respondents' expectations in improved data quality, compliance and productivity

Hoboken, N.J., November 25, 2019 – NICE (Nasdaq: NICE) today announced insights from a new commissioned research study conducted by Forrester Consulting that shows the connection between improved customer service and Robotic Process Automation (RPA). The research findings indicated that 80 percent of business leaders surveyed felt RPA is important in making customer service teams more efficient. RPA is not only a key component of a broader digital transformation, but 88 percent of respondents also consider it a cost mitigation strategy, while 72 percent reported looking at RPA as an enabler of customer self-service in emerging channels. These findings testify to the strategic importance of embracing technologies, such as NICE Robotic Process Automation and NEVA (NICE Employee Virtual Attendant), that drive true and full digital transformations for enterprises while empowering employees to improve performance and automating increasing levels of processes at varied complexities. To download a complimentary copy of this research entitled, "The Rise of RPA Will Drive Higher Levels of Business Efficiency", please click here.

This survey-based research study highlights the rapid growth of the RPA market and indicates that deployments are still the tip of the iceberg, stating, "According to Forrester’s research, RPA’s growth will continue, with global spending on RPA services in 2019 set to exceed $5 billion - and $12 billion by 2023."

The research brings to light that 78 percent of business leaders are willing to leverage digital workers or robots for routine tasks while human contact center agents take on more strategic roles. Additionally, almost half (49 percent) of employees surveyed said RPA has removed all or some of the mundane tasks and helped them focus better on their work. These statistics indicate that RPA technology, such as NICE's RPA solutions, increase employee engagement and enable improved levels of customer service delivery, thus boosting brand differentiation in today's customer experience-driven era.

Additionally, the study also noted that 47 percent of employee respondents stated they sometimes or often forget a step in the process. This directly ties into 41 percent of managers and employees reporting that the reduction of manual errors is one of the top three impacts of RPA on the employee’s job. Both these findings indicate RPA also improves service quality.

Barry Cooper, President, NICE Enterprise Product Group, said "We welcome the insights from Forrester’s research which validate the market movements towards intelligent Robotic Desktop Automation solutions that sit at the heart of an organization’s digital transformation. NICE’s vision of bringing automation to the people is more relevant than ever to this dynamic high growth market. We look forward to expanding our partnership with organizations that want to empower their employees and drive their business to new heights of customer satisfaction and efficiency."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.